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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 8)

                           RENTAL SERVICE CORPORATION
                           (Name of Subject Company)

                           RENTAL SERVICE CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   76009V102
                     (CUSIP Number of Class of Securities)

                               ----------------

                                Robert M. Wilson
   Executive Vice President, Chief Financial Officer, Secretary and Treasurer
                           Rental Service Corporation
                     6929 East Greenway Parkway, Suite 200
                           Scottsdale, Arizona 85254
                                 (480) 905-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                   Copies to:

      Elizabeth A. Blendell, Esq.                Mark D. Gerstein, Esq.
            Latham & Watkins                        Latham & Watkins
   633 West Fifth Street, Suite 4000             233 South Wacker Drive
   Los Angeles, California 90071-2007           Sears Tower, Suite 5800
             (213) 485-1234                   Chicago, Illinois 60606-6401
                                                     (312) 876-7700

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Item 7.  Certain Negotiations and Transactions by Subject Company.

     (a) On May 7, 1999, Rental Service Corporation ("RSC") and NationsRent, Inc. ("NationsRent") began to negotiate an amendment to the Agreement and Plan of Merger, dated as of January 20, 1999, between RSC and NationsRent (the "NationsRent Merger Agreement"). The negotiations between RSC and NationsRent and their respective advisors are ongoing. The Board of Directors of RSC (the "RSC Board") has determined that disclosure of the possible terms of any amendment to the NationsRent Merger Agreement prior to an agreement in principle with respect thereto would jeopardize the continuation of negotiations with NationsRent with respect to such amendment and, accordingly, has instructed RSC's management not to disclose such possible terms until such agreement has been reached or, upon the advice of counsel, as may otherwise be required by law.

Item 8.  Additional Information.

     On May 5, 1999, following a hearing on the matter, the Court of Chancery of the State of Delaware (the "Delaware Chancery Court") entered an order in the action styled UR Acquisition Corporation and United Rentals, Inc. v. Martin R. Reid, et al., C.A. No. 17090 (the "Delaware Litigation"), restraining NationsRent, until further order of the Delaware Chancery Court, from proceeding with the prosecution of the action filed by NationsRent on April 30, 1999 against United Rentals, Inc., UR Acquisition Corporation, Bradley S. Jacobs, John N. Milne and Goldman Sachs & Co. in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida (the "NationsRent Florida Litigation"). The NationsRent Florida Litigation alleges, among other things, that each of the defendants tortiously interfered, and collectively conspired to tortiously interfere, with (1) the contractual rights of NationsRent contained in the NationsRent Merger Agreement, and (2) the advantageous business relationships established by NationsRent with RSC, the RSC Board and RSC's stockholders through the NationsRent Merger Agreement and otherwise. The complaint in the NationsRent Florida Litigation seeks injunctive and other relief against the defendants in the NationsRent Florida Litigation. Although RSC is not a party to the NationsRent Florida Litigation, the foregoing additional information is provided in response to this Item 8 because RSC is a party to the Delaware Litigation.

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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 1999                       Rental Service Corporation

                                          By: /s/ Robert M. Wilson
                                              ---------------------------------
                                          Name:  Robert M. Wilson
                                          Title: Executive Vice President, Chief
                                                 Financial Officer, Secretary
                                                 and Treasurer